

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 14, 2024

VIA EMAIL

jcorriero@stradley.com

Joel D. Corriero
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103

Re: Nuveen Enhanced Floating Rate Income Fund, et al.; File Nos. 812-15525 and
803-00267

Dear Mr. Corriero:

By Form APP-WD filed with the Securities and Exchange Commission on November 22, 2023, you requested on behalf of applicants that the above-captioned application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office